Exhibit 99.1

Gamida Cell Announces $75 Million Financing with Highbridge Capital Management

Pro forma Cash Expected to Fund Manufacturing, Regulatory and Commercial Readiness Preparations

for Omidubicel and the Advancement of GDA-201 Clinical Development

BOSTON, MA –February 16, 2021 – Gamida Cell Ltd. (Nasdaq: GMDA), an advanced cell therapy company committed to developing and commercializing cures for blood cancers and serious hematologic diseases, today announced the sale of $75 million of 5.875% exchangeable senior notes due in 2026 (the “notes”) to certain funds managed by Highbridge Capital Management, LLC.

The proceeds from this sale of notes, together with the net proceeds of Gamida Cell’s sale of $75 million of ordinary shares in December 2020, are expected to provide Gamida Cell with sufficient liquidity to fund the company’s operations into the second half of 2022. These capital infusions will be used to support manufacturing, regulatory and commercial development activities for omidubicel and to further the preclinical and clinical development of GDA-201.

“Securing this financing from a respected industry investor strengthens Gamida Cell’s financials at a pivotal time for our company. It enables us to capitalize on positive Phase 3 clinical results generated from omidubicel and to fund the key activities required to bring this therapy forward to patients,” said Julian Adams, CEO of Gamida Cell. “Moreover, these additional funds help us to advance clinical development of GDA-201 by enabling us to file an IND for this product candidate.”

“We are pleased to be able to provide this financing to Gamida Cell, to meaningfully advance their vision of developing cures for blood cancers and serious hematological diseases,” commented Jonathan Segal, Co-Chief Investment Officer of Highbridge Capital Management. “Following our extensive due diligence, we are enthusiastic about the commercial potential for omidubicel. We are also excited about the potential for GDA-201 to be an important therapy and leader in the emerging field of NK cell therapy. We look forward to continuing to work collaboratively with Gamida Cell’s management team and board” added Jason Hempel, Co-Chief Investment Officer of Highbridge Capital Management.

The notes were sold at 100% of the principal amount thereof, are senior unsecured obligations of Gamida Cell and its wholly owned subsidiary and will accrue interest at a rate of 5.875% per year. Subject to certain limitations, the holders of the notes can elect to exchange the notes for Gamida Cell’s ordinary shares at an initial exchange rate of 56.3063 shares per $1,000 principal amount of notes (equivalent to an exchange price of $17.76 per share). The initial exchange price of the notes represents a premium of approximately 50% over the closing price of Gamida Cell’s ordinary shares on February 12, 2021 and a premium of approximately 122% over the public offering price of Gamida Cell’s shares on December 17, 2020.

Gamida Cell may redeem all or a portion of the notes for cash, at its option, at 100% of the principal amount plus accrued and unpaid interest on the notes to be redeemed if the closing price of its ordinary shares has been at least 130% of the exchange price for at least 20 trading days during any 30 consecutive trading day period.

Moelis & Company served as a transaction advisor to Gamida Cell.

About Omidubicel

Omidubicel is an advanced cell therapy under development as a potential life-saving allogeneic hematopoietic stem cell (bone marrow) transplant solution for patients with hematologic malignancies (blood cancers), for which it has been granted Breakthrough Status by the US Food and Drug Administration. In both Phase 1/2 and Phase 3 clinical studies (NCT01816230, NCT02730299), omidubicel demonstrated rapid and durable time to engraftment and was generally well tolerated.1 2 Based on the recently completed Phase 3 clinical study, in which omidubicel achieved statistically significant and clinical meaningful results in the prespecified primary and secondary endpoints, Gamida Cell plans to submit the full Biologics License Application (BLA) to the FDA in the second half of 2021. Omidubicel is also being evaluated in a Phase 1/2 clinical study in patients with severe aplastic anemia (NCT03173937). The aplastic anemia investigational new drug application is currently filed with the FDA under the brand name CordIn®, which is the same investigational development candidate as omidubicel. For more information on clinical trials of omidubicel, please visit www.clinicaltrials.gov.

Omidubicel is an investigational therapy, and its safety and efficacy have not been established by the FDA or any other health authority.

About GDA-201

Gamida Cell applied the capabilities of its NAM-based cell expansion technology to develop GDA-201, an innate natural killer (NK) cell immunotherapy for the treatment of hematologic and solid tumors in combination with standard of care antibody therapies. GDA-201 addresses key limitations of NK cells by increasing the cytotoxicity and in vivo retention and proliferation in the bone marrow and lymphoid organs of NK cells expanded in culture. GDA-201 is currently in Phase 1 development through an investigator-sponsored study in patients with refractory non-Hodgkin lymphoma and multiple myeloma.3 For more information on the clinical study of GDA-201, please visit www.clinicaltrials.gov.

GDA-201 is an investigational therapy, and its safety and efficacy has not been established by the FDA or any other health authority.

About Gamida Cell

Gamida Cell is an advanced cell therapy company committed to developing and commercializing cures for patients with blood cancers and serious blood diseases. We harness our cell expansion platform to create therapies with the potential to redefine standards of care in areas of serious medical need. For additional information, please visit www.gamida-cell.com or follow Gamida Cell on LinkedIn or Twitter at @GamidaCellTx.

[1]	Horwitz M.E., Wease S., Blackwell B., Valcarcel D. et al. Phase I/II study of stem-cell transplantation using a single cord blood unit expanded ex vivo with nicotinamide. J Clin Oncol. 2019 Feb 10;37(5):367-374.
[2]	Gamida Cell press release, “Gamida Cell Announces Positive Topline Data from Phase 3 Clinical Study of Omidubicel in Patients with High-Risk Hematologic Malignancies,” issued May 12, 2020. Last accessed August 31, 2020.
[3]	Clinicaltrials.gov identifier NCT03019666

Disclaimer

The offer and sale of the foregoing securities are being made in a transaction not involving a public offering and have not been registered under the Securities Act of 1933 or applicable state securities laws. The securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements thereof. Gamida Cell has agreed to file a registration statement with the Securities and Exchange Commission registering the resale of the ordinary shares for which the notes are exchangeable. This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any state in which such offer or sale would be unlawful prior to the registration or qualification under the securities laws of such state.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including with respect to anticipated regulatory filings (including the IND for GDA 201 and the BLA for omidubicel) and approvals, planned commercialization and manufacturing capabilities, and Gamida Cell’s expectations regarding the sufficiency of its cash runway, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Gamida Cell’s clinical trials and ramifications for the cost thereof; the company’s ability to prepare regulatory filings and the review process therefor; complications in the company’s plans to manufacture its products for commercial distribution; and clinical, scientific, regulatory and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that are described in the Risk Factors section and other sections of Gamida Cell’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC) on February 26, 2020 and its Report on Form 6-K furnished to the SEC on August 12, 2020, and other filings that Gamida Cell makes with the SEC from time to time (which are available at http://www.sec.gov), the events and circumstances discussed in such forward-looking statements may not occur, and Gamida Cell’s actual results could differ materially and adversely from those anticipated or implied thereby. Any forward-looking statements speak only as of the date of this press release and are based on information available to Gamida Cell as of the date of this release.

For investors:

Stephanie Ascher

Stern Investor Relations, Inc.

stephanie.ascher@sternir.com

1-212-362-1200

For media:

Matthew Corcoran

Ten Bridge Communications

mcorcoran@tenbridgecommunications.com

1-617-866-7350

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